QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.L of Form F-10. File No. 333-161635

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 8, 2009

CENTRAL FUND OF CANADA LIMITED

U.S.$13.56

16,975,000 Class A non-voting, fully participating shares

Central Fund of Canada Limited ("Central Fund" or the "Company") is hereby qualifying for distribution (the "Offering") 16,975,000 Class A non-voting, fully participating shares of the Company (the "Class A Shares") at a price of U.S.$13.56 per Class A Share (the "Offering Price") pursuant to an underwriting agreement dated November 10, 2009 (the "Underwriting Agreement") between Central Fund and CIBC World Markets Inc. and Credit Suisse Securities (Canada), Inc. (collectively, the "Underwriters"). The Offering Price was determined by negotiation between Central Fund and the Underwriters, and in the context of the market. In certain circumstances, the Underwriters may offer the Class A Shares at a price lower than the Offering Price in the Prospectus Supplement. See "Plan of Distribution".

The outstanding Class A Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbols "CEF.A" (Cdn.$) and "CEF.U" (U.S.$) and on the NYSE Amex LLC (formerly NYSE Alternext US) ("NYSE Amex") under the symbol "CEF". On November 9, 2009, the closing prices of the Class A Shares were Cdn.$14.94 per Class A Share on the TSX and U.S.$14.15 per Class A Share on the NYSE Amex. The TSX has conditionally approved the listing of these securities. Listing on the TSX is subject to the Company fulfilling all of the requirements of the TSX on or before February 5, 2010. Listing on the NYSE Amex will be subject to the issuer fulfilling all of the listing requirements of the NYSE Amex.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In this Prospectus Supplement and the accompanying Prospectus, except where indicated, all dollar amounts are in U.S. dollars.

See "Risk Factors" beginning on page 19 of the accompanying Prospectus for a discussion of certain considerations relevant to an investment in the Class A Shares offered hereby. In the opinion of Fraser Milner Casgrain LLP, counsel to the Company, the Class A Shares will, on the date of closing, be qualified investments for certain funds, plans and accounts under the Income Tax Act (Canada) (the "Tax Act") as set out, and subject to the qualifications provided under, the heading "Eligibility for Investment" on page S-5 of this Prospectus Supplement.

Price: U.S.$13.56 per Class A Share

	Price to the Public	Underwriters' Fee	Proceeds to the Company(1)
Per Class A Share	U.S.$13.56	U.S.$0.5424	U.S.$13.0176
Total(2)	U.S.$230,181,000	U.S.$9,207,240	U.S.$220,973,760

Notes:

(1)
Before deducting expenses of this Offering, estimated to be U.S.$600,000, which, together with the Underwriters' Fee, will be paid by the Company from the proceeds of the Offering.

(2)
For Class A Shares sold in the United States or in Canada, the Price to the Public, the Underwriters' Fee and Proceeds to the Company as well as amounts related to the Offering are payable in U.S. dollars.

The Underwriters, as principals, conditionally offer the Class A Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under the heading "Plan of Distribution" beginning on page S-7 of this Prospectus Supplement and subject to the approval of certain legal matters on behalf of the Company by Fraser Milner Casgrain LLP and Dorsey & Whitney LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP and Shearman & Sterling LLP.

Subscriptions for the Class A Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on November 17, 2009 or on such other date as the Company and the Underwriters may agree, but in any event not later than November 30, 2009, and that certificates representing the Class A Shares will be available for delivery on or about the closing of the Offering.

On November 9, 2009, the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 Canadian equals U.S.$0.9464.

Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions intended to fix or stabilize or maintain the market price of the Class A Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please refer to the heading "Plan of Distribution" beginning on page S-7 of this Prospectus Supplement.

The Company's head office and principal place of business is located at Hallmark Estates, Suite 805, 1323-15th Avenue S.W., Calgary, Alberta, T3C 0X8. Investor inquiries may be directed to The Central Group Alberta Ltd.'s Investor Inquiries Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario, L9K 1P2, Telephone: 1-905-648-7878.

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus dated September 8, 2009, gives more general information.

        Only the information contained or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Class A Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this Prospectus Supplement is presented as of the date of this Prospectus Supplement. It should be assumed that the information appearing in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein or into the Prospectus is accurate only as of their respective dates. The Company's affairs, financial condition and prospects may have changed since those dates.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, financial information in this Prospectus Supplement has been prepared in accordance with Canadian generally accepted accounting principles. The financial information of the Company included herein is presented in U.S. dollars. In this Prospectus Supplement, except where indicated, all dollar amounts are in U.S. dollars.

EXCHANGE RATES

        The following table sets forth, for the periods indicated, certain information with respect to exchange rates for the Canadian dollar expressed in U.S. dollars, namely the highest rate, lowest rate, rate at the end of each period and the average of such exchange rates based upon the noon buying rates as reported by the Bank of Canada:

	Twelve months ended October 31 (U.S.$)
	2009	2008	2007
High	$0.9716	$1.0905	$1.0527
Low	$0.7692	$0.7726	$0.8437
Period End	$0.9282	$0.8220	$1.0527
Average	$0.8551	$0.9732	$0.9089

        The noon rate of exchange on November 9, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was $1.00 Canadian equals U.S.$0.9464.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the offering of Class A Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus, and reference should be made to the accompanying Prospectus for full details.

        Any documents of the type required by National Instrument 44-101 to be or deemed to be incorporated by reference (other than any confidential Material Change Reports) and all prospectus supplements disclosing additional or updated information filed by the Company pursuant to the requirements of applicable securities legislation in Canada and the United States subsequent to the date of this Prospectus Supplement and prior to completion or withdrawal of this Offering, will be deemed to be incorporated by reference into this Prospectus Supplement. The documents incorporated by reference into the accompanying Prospectus contain meaningful and material information relating to the Company, and prospective investors in Class A Shares should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference before making an investment decision.

        Any statement contained in the Prospectus, this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference into the Prospectus or the Prospectus Supplement for the purposes of the Offering shall be deemed to be modified or superseded for the purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus or this Prospectus Supplement.

        Upon a new Annual Information Form, Information Circular and annual Audited Financial Statements, together with the Auditors' Report thereon and the Management's Discussion and Analysis contained therein being filed by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous Annual Information Form, the previous Information Circular, the previous annual Audited Financial Statements and all interim Financial Statements, quarterly Management's Discussion and Analysis and Material Change Reports filed prior to the commencement of the Company's financial year in which the new Annual Information Form was filed, no longer shall be deemed to be incorporated by reference into this Prospectus Supplement for the purpose of future offers and sales of Class A Shares hereunder.

        Copies of documents incorporated herein by reference may be obtained upon request, without charge, from the President of the Company at The Central Group Alberta Ltd.'s Investor Inquiries' Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario L9K 1P2, Telephone: 1-905-648-7878, and are also available electronically at www.sedar.com.

 ADDITIONAL INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement does not contain all the information set out in the registration statement. For further information about the Company and its securities, please refer to the registration statement, including the exhibits to the registration statement.

        The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and applicable Canadian securities legislation and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces and territories of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's Officers, Directors and Principal Shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

        The reports and other information filed by the Company with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement that the Company has filed with respect hereto.

        Copies of reports, statements and other information that the Company files with the Canadian provincial and territorial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR". Certain other information about the Company may also be available for inspection at the offices of the TSX.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Fraser Milner Casgrain LLP, counsel to the Company, provided the Class A Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX), the Class A Shares offered hereunder will be, on the date of issue, qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts ("TFSA") all as defined in the Tax Act.

        It should be noted that a holder of Class A Shares will be subject to a penalty tax in respect of the Class A Shares held in a TFSA if the Class A Shares are a "prohibited investment" as defined in the Tax Act for the purposes of the TFSA. Generally, the Class A Shares will not be a prohibited investment for a TFSA provided that the holder of the TFSA deals at arm's length with the Company for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust, with which the Company does not deal at arm's length for purposes of the Tax Act. Holders are advised to consult their own tax advisors as to whether the Class A Shares will be a "prohibited investment" in their particular circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        All statements, trend analysis and other information contained in this Prospectus Supplement and the documents incorporated herein relative to the Company's assets and trends in revenue and anticipated expense levels, as well as other statements about anticipated future events or results, constitute forward-looking statements. Forward-looking statements often, but not always, are identified by use of the words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend" or variations (including negative variations)

of such words, or state that certain actions, events or results "may", "will", "should", "could" or "might" occur or be taken or achieved and other similar expressions. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results to differ materially from those contained in the forward looking statements. Forward-looking statements are based on estimates and opinions of Central Fund's Senior Executive Officers at the date the statements are made. Some of these risks, uncertainties and other factors are described in the accompanying Prospectus under the heading "Risk Factors". The Company does not undertake any obligation, except as required by applicable securities law, to update forward-looking statements even if circumstances or Central Fund's Senior Executive Officers' estimates and opinions should change. Investors should not place undue reliance on forward-looking statements.

THE COMPANY

        Central Fund was incorporated under the laws of the Province of Ontario on November 15, 1961, as an investment holding company. On April 5, 1990, the Company was continued under the laws of the Province of Alberta.

        The Company's head office and principal place of business is located at Hallmark Estates, Suite 805, 1323-15th Avenue S.W., Calgary, Alberta, T3C 0X8. Investor inquiries may be directed to The Central Group Alberta Ltd.'s Investor Inquiries Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario, L9K 1P2, Telephone: 1-905-648-7878.

SUMMARY DESCRIPTION OF THE COMPANY

        Following incorporation, Central Fund operated as a specialized investment holding company investing mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation. In September of 1983, Central Fund changed its character to a passive, non-operating, specialized investment holding company buying and holding almost entirely pure refined gold and silver bullion, primarily in international bar form, and Central Fund continues to function on this basis.

        The objective of Central Fund is to provide a secure, convenient, low-cost, exchange-tradeable investment alternative for investors interested in holding an investment in gold and silver bullion for long-term appreciation. The policy of Central Fund is to invest primarily in long-term holdings of unencumbered, allocated and segregated gold and silver bullion and not to actively speculate with regard to short-term changes in gold and silver prices, thereby providing retail and institutional investors with an ability to effectively hold gold and silver bullion without the associated high transaction and handling costs and inconvenience. The investment policies established by the Board of Directors of the Company require the Company to hold at least 90% of its net assets in gold and silver bullion, primarily in international bar form, which the Company believes to be conservative. Although Central Fund's investment policies permit investing in securities, Central Fund disposed in 2006 of its nominal holding of gold and silver related shares and does not intend to invest any of its assets in such securities in the foreseeable future. As at November 9, 2009, Central Fund's net assets as denominated in U.S. dollars consisted of 54.3% gold bullion, 43.3% silver bullion and 2.4% cash and other working capital amounts.

        Transactions for the purchase of bullion are generally completed with dealers acting as principals and thus are completed on a net price basis, which reflects the dealers' spread between bid and ask prices. The Company's policy is to execute all bullion transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. An affiliate of an underwriter may act as dealer in connection with the acquisition of such bullion from time to time, on a non-exclusive basis.

        Pursuant to an Amended and Restated Administration and Consulting Agreement dated November 1, 2005 (the "Administration Agreement"), The Central Group Alberta Ltd. (the "Administrator") continues to be responsible, until at least October 31, 2015, for the administration of the affairs of Central Fund. The services provided include arranging for others to give general market and economic advice to the Board of Directors of Central Fund with respect to the buying and holding of silver and gold bullion, in accordance with Central Fund's investment policies and restrictions. Under the amended fee schedule, administration and consulting fees payable to the Administrator have been reduced to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars.

 SHARE CAPITAL OF THE COMPANY

        The authorized capital of the Company consists of an unlimited number of Class A Shares without nominal or par value and 50,000 common shares without nominal or par value. As at November 9, 2009, there were 196,007,713 Class A Shares and 40,000 common shares outstanding. The rights, privileges, restrictions and conditions attaching to the Class A Shares and the common shares are summarized in the accompanying Prospectus.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell, and the Underwriters have severally agreed to purchase, on November 17, 2009 or on such other date as may be agreed, but in any event not later than November 30, 2009, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 16,975,000 Class A Shares at a price of U.S.$13.56 per Class A Share for an aggregate price of U.S.$230,181,000, payable in cash to the Company against delivery of a certificate or certificates representing such Class A Shares. The Underwriters and their registered broker-dealer affiliates in the United States will act as book-running managers in connection with the Offering. The Underwriting Agreement provides that the Company will pay to the Underwriters a fee of U.S.$9,207,240 equal to a cash commission of 4% of the gross proceeds from the sale of the Class A Shares in consideration of services rendered by the Underwriters in connection with the Offering. For Class A Shares sold in the United States or in Canada, the price per Class A Share and amounts related to the Offering are payable in U.S. dollars.

        The Offering Price of the Class A Shares was determined by negotiation between the Company and the Underwriters, and in the context of the market.

        The Company has agreed that, for a period of 90 days following the closing of this Offering, it will not sell, offer to sell, announce any intention to sell or enter into any agreement to offer or sell any equity securities of the Company or any other securities of the Company convertible into, exchangeable for, or otherwise exercisable to acquire any equity securities of the Company without the prior written consent of CIBC World Markets Inc., acting reasonably.

        The Underwriters propose to offer the Class A Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Class A Shares at the Offering Price, the Underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Class A Shares are offered to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Class A Shares is less than the gross proceeds paid by the Underwriters to the Company.

        Neither of the Underwriters is registered as a broker-dealer under Section 15 of the U.S. Exchange Act and the Underwriters have agreed that, in connection with the Offering and subject to certain exceptions, they will not offer or sell any Class A Shares in, or to persons who are nationals or residents of, the United States other than through their United States registered broker-dealer affiliates.

        The Offering is being made concurrently in all of the provinces and territories of Canada (other than the Province of Québec) and in the United States pursuant to the multijurisdictional disclosure systems implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Underwriters may offer the Class A Shares outside Canada and the United States.

        The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events, including any major financial occurrence of national or international consequence which seriously adversely affects the financial markets. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

        Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Class A Shares. This restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this distribution, the Underwriters may fix or effect transactions which stabilize or maintain the market price of the Class A Shares at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        The Underwriters, acting pursuant to Regulation M promulgated by the SEC, may engage in transactions, including stabilizing bids or syndicate covering transactions, which may have the effect of stabilizing or maintaining the market price of the Class A Shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of Class A Shares on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Class A Shares. A "syndicate covering transaction" is a bid for the purchase of Class A Shares on behalf of an Underwriter to reduce a short position incurred by the Underwriters in connection with the Offering. The Underwriters have advised Central Fund that stabilizing bids and open market purchases may be effected on the TSX and on the NYSE Amex, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        The Company expects that delivery of the Class A Shares will be made against payment therefor on or about November 17, 2009, which will be the fifth business day following the date of pricing of the Class A Shares (such settlement cycle being herein referred to as "T+5"). Under Rule 15c6-1 under the U.S. Exchange Act trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Class A Shares prior to the delivery date may be required to specify an alternate settlement cycle at the time of trade to prevent a failed settlement. Investors who wish to trade Class A Shares prior to the delivery date should consult their own advisors.

        The Company has agreed to indemnify the Underwriters against certain liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

        The Company has applied to list the securities distributed under this Prospectus Supplement on each of the TSX and the NYSE Amex. The TSX has conditionally approved the listing of these securities. Listing on the TSX is subject to the Company fulfilling all of the requirements of the TSX on or before February 5, 2010. Listing on the NYSE Amex will be subject to the issuer fulfilling all of the listing requirements of the NYSE Amex.

        In compliance with FINRA guidelines, the maximum compensation to the Underwriters in connection with the sale of the Class A Shares under this Prospectus Supplement will not exceed 8% of the aggregate total offering price to the public of the Class A Shares as set forth on the cover page of this Prospectus Supplement. It is anticipated that the maximum compensation to be received in connection with the sale of the Class A Shares will be significantly less than 8% of the total offering price.

USE OF PROCEEDS

        The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, will be approximately U.S.$220,373,760. The Company will use substantially all of such net proceeds from this Offering to purchase gold and silver bullion in a ratio of approximately 50 ounces of silver for every one fine ounce of gold, in keeping with the policies established by the Board of Directors of the Company. The balance of the net proceeds will be used by the Company for general working capital purposes.

 INCOME TAX CONSIDERATIONS

        The accompanying Prospectus describes certain Canadian federal income tax consequences to an investor who is a resident of Canada and to an investor who is a non-resident of Canada of acquiring, owning or disposing of any Class A Shares, including to the extent applicable, whether the distributions relating to the Class A Shares will be subject to Canadian non-resident withholding tax. Please refer to the heading "Canadian Federal Income Tax Considerations" beginning on page 10 of the accompanying Prospectus.

        The accompanying Prospectus describes certain United States federal income tax consequences of the ownership or disposition of any Class A Shares by an investor who is a United States Person (within the meaning of the United States Internal Revenue Code). Please refer to the heading "United States Federal Income Tax Considerations" beginning on page 13 of the accompanying Prospectus.

ERISA AND RELATED CONSIDERATIONS

        The accompanying Prospectus describes certain requirements imposed on employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans, and certain collective investment funds or insurance company general or separate accounts in which such plans or arrangements are invested, that are subject to the Employee Retirement Income Security Act of 1974 and/or section 4975 of the Code. Please refer to the heading "ERISA and Related Considerations" beginning on page 18 of the accompanying Prospectus.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Company is governed by the Business Corporations Act (Alberta). All of the Company's assets are located in Canada and, as such, are outside of the United States, and all of its directors and officers, as well as certain of the experts named in this Prospectus Supplement and the accompanying Prospectus, are residents of Canada or other jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

        In addition, the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws is unclear.

RISK FACTORS

        An investment in the Class A Shares is subject to a number of risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, prospective purchasers of the Class A Shares should carefully consider the risk factors as set forth under the heading "Risk Factors" beginning on page 19 of the accompanying Prospectus.

LEGAL MATTERS

        Certain legal matters in connection with this Offering will be passed upon by Fraser Milner Casgrain LLP and Dorsey & Whitney LLP on behalf of the Company and by Cassels Brock & Blackwell LLP and Shearman & Sterling LLP on behalf of the Underwriters. John S. Elder, Q.C., a Counsel to Fraser Milner Casgrain LLP, is an officer and director of the Company.

        As at November 9, 2009, the partners and associates of Fraser Milner Casgrain LLP, Dorsey & Whitney LLP and Cassels Brock & Blackwell LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Class A Shares and common shares of the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

        Central Fund's auditors are Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario.

        The registrar and transfer agent for the Class A Shares of the Company in Canada is CIBC Mellon Trust Company at its principal offices in Calgary, Montreal, Toronto and Vancouver. The registrar and transfer agent for such Class A Shares of the Company in the United States is Mellon Investor Services LLC at its principal offices in Jersey City and Pittsburgh.

 EXPERTS

        The Audited Financial Statements incorporated by reference into this Prospectus Supplement and included in the U.S. registration statement of which this Prospectus Supplement forms a part, have been included in reliance upon the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

        Ernst & Young LLP is independent in accordance with the auditor's rules of professional conduct in each applicable jurisdiction. Ernst & Young LLP has complied with the SEC's rules on auditor independence.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents referred to in the accompanying Prospectus and in this Prospectus Supplement have been filed with the SEC as part of the U.S. registration statement of which this Prospectus Supplement forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference" in the accompanying Prospectus and in this Prospectus Supplement; (ii) consent of Ernst & Young LLP; (iii) consent of Fraser Milner Casgrain LLP; (iv) consent of Dorsey & Whitney LLP; (v) powers of attorney from directors and officers of the Company; and (vi) Underwriting Agreement.

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We have read the prospectus supplement dated November 10, 2009 to the short form base shelf prospectus dated September 8, 2009 of Central Fund of Canada Limited (the "Company") relating to the issue and sale of 16,975,000 non-voting, fully participating Class A Shares of the Company. We have complied with Canadian generally accepted auditing standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the Shareholders of the Company on the Statements of Net Assets of the Company as at October 31, 2008 and 2007 and the Statements of Income (Loss), Changes in Net Assets and Shareholders' Equity for each of the years in the three-year period ended October 31, 2008. Our report is dated December 15, 2008.

Toronto, Canada	(Signed) ERNST & YOUNG LLP
November 10, 2009	Chartered Accountants Licensed Public Accountants

CENTRAL FUND OF CANADA LIMITED

U.S.$1,000,000,000 Class A non-voting, fully participating shares

Central Fund of Canada Limited ("Central Fund" or the "Company") may from time to time offer and issue non-voting, fully participating Class A shares (the "Class A Shares") of the Company in an aggregate offering amount of up to U.S.$1,000,000,000 (or its equivalent in any other currency used to denominate the Class A Shares at the time of the offering) (the "Offering") at any time during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid. Central Fund is a passive, non-operating, specialized investment holding company incorporated on November 15, 1961. Central Fund buys and holds pure refined gold and silver bullion, primarily in international bar form with the objective of providing a secure, convenient, low-cost, exchange-tradeable investment alternative for investors interested in holding an investment in gold and silver bullion for long-term appreciation.

The specific terms of the Class A Shares offered will be described in one or more shelf prospectus supplements (each a "Prospectus Supplement"), including the number of Class A Shares being offered, the offering price and any other specific terms.

All shelf information omitted from this Prospectus under applicable laws will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Class A Shares to which the Prospectus Supplement pertains. A Prospectus Supplement may include specific terms pertaining to the Class A Shares that are not within the alternatives or parameters described in this Prospectus.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Alberta, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The outstanding Class A Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbols "CEF.A" (Cdn.$) and "CEF.U" (U.S.$) and on the NYSE Amex LLC (formerly NYSE Alternext US) ("NYSE Amex") under the symbol "CEF". On September 4, 2009, the closing prices of the Class A Shares were Cdn.$14.05 per Class A Share on the TSX and U.S.$12.93 per Class A Share on the NYSE Amex.

In this Prospectus, except where indicated, all dollar amounts are in U.S. dollars.

See "Risk Factors" for a discussion of certain considerations relevant to an investment in the Class A Shares offered hereby. In the opinion of Fraser Milner Casgrain LLP, counsel to the Company, the Class A Shares will, on the date of closing, be qualified investments for certain funds, plans and accounts under the Income Tax Act (Canada) (the "Tax Act") as set out, and subject to the qualifications provided under, the heading "Eligibility for Investment".

The Company may sell the Class A Shares to or through underwriters or dealers purchasing as principals to one or more purchasers directly pursuant to applicable statutory exemptions, or through agents designated from time to time by the Company. The Class A Shares may be sold at fixed prices or non-fixed prices, such as: at prices determined by reference to the prevailing price of the Class A Shares in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the Class A Shares. The Prospectus Supplement relating to a particular offering of the Class A Shares will identify each underwriter, dealer or agent engaged by the Company, in connection with the offering and sale of the Class A Shares, and will set forth the terms of the offering of such Class A Shares, the method of distribution of such Class A Shares, including, to the extent applicable, the proceeds to the Company, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material term of the plan of distribution. In connection with any offering of the Class A Shares, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to stabilize or maintain the market price of the Class A Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The offering of the Class A Shares hereby is subject to approval of certain legal matters on behalf of the Company by Fraser Milner Casgrain LLP and Dorsey & Whitney LLP. No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company's head office and principal place of business is located at Hallmark Estates, Suite 805, 1323-15th Avenue S.W., Calgary, Alberta, T3C 0X8. Investor inquiries may be directed to The Central Group Alberta Ltd.'s Investor Inquiries Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario, L9K 1P2, Telephone: 1-905-648-7878.

The date of this prospectus is September 8, 2009

 FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, financial information in this Prospectus has been prepared in accordance with Canadian generally accepted accounting principles. The financial information of the Company included herein is presented in U.S. dollars. In this Prospectus, except where indicated, all dollar amounts are in U.S. dollars.

EXCHANGE RATES

        The following table sets forth, for the periods indicated, certain information with respect to exchange rates for the Canadian dollar expressed in U.S. dollars, namely the highest rate, lowest rate, rate at the end of each period and the average of such exchange rates based upon the noon buying rates as reported by the Bank of Canada:

	Nine months ended July 31 (U.S.$)	Twelve months ended October 31 (U.S.$)
	2009	2008	2007	2006
High	$0.9268	$1.0905	$1.0527	$0.9099
Low	$0.7692	$0.7726	$0.8437	$0.8361
Period End	$0.9268	$0.8220	$1.0527	$0.8907
Average	$0.8328	$0.9732	$0.9089	$0.8783

        The noon rate of exchange on September 4, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was $1.00 Canadian equals U.S.$0.9184.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commission or similar authority in each of the provinces and territories of Canada and the United States Securities and Exchange Commission (the "SEC"), are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  (a)
  the Annual Information Form of the Company dated January 9, 2009 for the fiscal year ended October 31, 2008;

  (b)
  the Information Circular of the Company dated January 9, 2009 in connection with the Company's annual meeting of shareholders held on February 23, 2009;

  (c)
  the Audited Financial Statements of the Company as at October 31, 2008 and 2007 and for each of the years in the three year period ended October 31, 2008, together with the Auditors' Report thereon to Shareholders dated December 15, 2008 and consisting of the Statements of Net Assets as at October 31, 2008 and 2007 and the Statements of Income, Shareholders' Equity and Changes in Net Assets for each of the years in the three-year period ended October 31, 2008;

  (d)
  the Management's Discussion and Analysis dated December 15, 2008 for the fiscal year ended October 31, 2008;

  (e)
  the Unaudited Interim Financial Statements of the Company for the three and the nine months period ended July 31, 2009 with comparative figures for the corresponding periods in the immediately preceding year contained in the 3rd Quarter Interim Report to Shareholders for the three and the nine months period ended July 31, 2009 dated August 17, 2009;

  (f)
  the Management's Discussion and Analysis dated August 17, 2009 for the three and the nine months period ended July 31, 2009;

  (g)
  the Material Change Report of the Company dated February 3, 2009 relating to the completion by the Company of a public offering of 12,500,000 Class A Shares for gross proceeds of U.S.$130,000,000;

  (h)
  the Material Change Report of the Company dated April 16, 2009 relating to the completion by the Company of a public offering of 20,000,000 Class A Shares for gross proceeds of U.S.$210,000,000; and

  (i)
  the Material Change Report of the Company dated August 24, 2009 relating to the completion by the Company of a public offering of 11,040,000 Class A Shares for gross proceeds of U.S.$131,376,000.

        Any documents of the type required by National Instrument 44-101 to be or deemed to be incorporated by reference (other than any confidential Material Change Reports) and all Prospectus Supplements disclosing additional or updated information filed by the Company pursuant to the requirements of applicable securities legislation in Canada and the United States subsequent to the date of this Prospectus and prior to completion or withdrawal of the Offering, will be deemed to be incorporated by reference into this Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, Central Fund may incorporate by reference into the registration statement of which this Prospectus forms a part, information from documents that Central Fund files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") to the extent that such documents expressly so state. The documents incorporated by reference herein contain meaningful and material information relating to the Company, and prospective investors in Class A Shares should review all information contained in this Prospectus and the documents incorporated by reference before making an investment decision.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein for the purposes of the Offering shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new Annual Information Form, Information Circular and annual Audited Financial Statements, together with the Auditors' Report thereon and the Management's Discussion and Analysis contained therein being filed by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form, the previous Information Circular, the previous annual Audited Financial Statements and all interim Financial Statements, quarterly Management's Discussion and Analysis and Material Change Reports filed prior to the commencement of the Company's financial year in which the new Annual Information Form was filed, no longer shall be deemed to be incorporated by reference into this Prospectus for the purpose of future offers and sales of Class A Shares hereunder. Upon interim Financial Statements and the accompanying Management's Discussion and Analysis being filed by the Company with the applicable securities regulatory authorities during the duration of this Prospectus, all interim Financial Statements and the accompanying Management's Discussion and Analysis filed prior to the new interim Financial Statements shall be deemed no longer incorporated into this Prospectus relating to future offers and sales of the Class A Shares under this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of the Class A Shares and other information in relation to the Class A Shares will be delivered to purchasers of the Class A Shares together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Class A Shares covered by that Prospectus Supplement.

        Copies of documents incorporated herein by reference may be obtained upon request, without charge, from the President of the Company at The Central Group Alberta Ltd.'s Investor Inquiries Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario L9K 1P2, Telephone: 1-905-648-7878, and are also available electronically at www.sedar.com.

ADDITIONAL INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the registration statement. For further information about the Company and its securities, please refer to the registration statement, including the exhibits to the registration statement.

        The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces and territories of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's Officers, Directors and Principal Shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

        The reports and other information filed by the Company with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement that the Company has filed with respect hereto.

        Copies of reports, statements and other information that the Company files with the Canadian provincial and territorial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym "SEDAR". Certain other information about the Company may also be available for inspection at the offices of the TSX.

 ELIGIBILITY FOR INVESTMENT

        In the opinion of Fraser Milner Casgrain LLP, counsel to the Company, provided the Class A Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX), the Class A Shares offered hereunder will be, on the date of issue, qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts ("TFSA") all as defined in the Tax Act.

        It should be noted that a holder of Class A Shares will be subject to a penalty tax in respect of the Class A Shares held in a TFSA if the Class A Shares are a "prohibited investment" as defined in the Tax Act for the purposes of the TFSA. Generally, the Class A Shares will not be a prohibited investment for a TFSA provided that the holder of the TFSA deals at arm's length with the Company for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust, with which the Company does not deal at arm's length for purposes of the Tax Act. Holders are advised to consult their own tax advisors as to whether the Class A Shares will be a "prohibited investment" in their particular circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        All statements, trend analysis and other information contained in this Prospectus and the documents incorporated herein relative to the Company's assets and trends in revenue and anticipated expense levels, as well as other statements about anticipated future events or results, constitute forward-looking statements. Forward-looking statements often, but not always, are identified by the use of the words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "will", "should", "could" or "might" occur or be taken or achieved. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results to differ materially from those contained in the forward looking statements. Forward-looking statements are based on estimates and opinions of Central Fund's Senior Executive Officers at the date the statements are made. Some of these risks, uncertainties and other factors are described in this Prospectus under the heading "Risk Factors". The Company does not undertake any obligation, except as required by applicable securities law, to update forward-looking statements even if circumstances or Central Fund's Senior Executive Officers' estimates and opinions should change. Investors should not place undue reliance on forward-looking statements.

THE COMPANY

        Central Fund was incorporated under the laws of the Province of Ontario on November 15, 1961, as an investment holding company. On April 5, 1990, the Company was continued under the laws of the Province of Alberta.

        The Company's head office and principal place of business is located at Hallmark Estates, Suite 805, 1323-15th Avenue S.W., Calgary, Alberta, T3C 0X8. Investor inquiries may be directed to The Central Group Alberta Ltd.'s Investor Inquiries Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario, L9K 1P2, Telephone: 1-905-648-7878.

SUMMARY DESCRIPTION OF THE COMPANY

        Following incorporation, Central Fund operated as a specialized investment holding company investing mainly in shares and other securities of Canadian issuers, primarily with a view to capital appreciation. In September of 1983, Central Fund changed its character to a passive, non-operating, specialized investment holding company buying and holding almost entirely pure refined gold and silver bullion, primarily in international bar form, and Central Fund continues to function on this basis.

        The objective of Central Fund is to provide a secure, convenient, low-cost, exchange-tradeable investment alternative for investors interested in holding an investment in gold and silver bullion for long-term appreciation. The policy of Central Fund is to invest primarily in long-term holdings of unencumbered, allocated and segregated gold and silver bullion and not to actively speculate with regard to short-term changes in gold and silver prices, thereby providing retail and institutional investors with an ability to effectively hold gold and silver bullion without the associated high transaction and handling costs and inconvenience. The investment policies established by the Board of Directors of the Company require the Company to hold at least 90% of its net assets in gold and silver bullion, primarily in international bar form, which the Company believes to be conservative. Although Central Fund's investment policies permit investing in securities, Central Fund disposed of its nominal holding of gold and silver related shares and does not intend to invest any of its assets in such securities in the foreseeable future. As at September 4, 2009, Central Fund's net assets as denominated in U.S. dollars consisted of 53.8% gold bullion, 43.4% silver bullion and 2.8% cash and other working capital amounts.

        Transactions for the purchase of bullion are generally completed with dealers acting as principals and thus are completed on a net price basis, which reflects the dealers' spread between bid and ask prices. The Company's policy is to execute all bullion transactions at the most favourable prices consistent with the best execution, considering all of the costs of the transactions, including brokerage commissions, spreads and delivery charges. An affiliate of an underwriter may act as dealer in connection with the acquisition of such bullion from time to time, on a non-exclusive basis.

        Pursuant to an Amended and Restated Administration and Consulting Agreement dated November 1, 2005 (the "Administration Agreement"), The Central Group Alberta Ltd. (the "Administrator") continues to be responsible, until at least October 31, 2015, for the administration of the affairs of Central Fund. The services provided include arranging for others to give general market and economic advice to the Board of Directors of Central Fund with respect to the buying and holding of silver and gold bullion, in accordance with Central Fund's investment policies and restrictions. Under the amended fee schedule, administration and consulting fees payable to the Administrator have been reduced to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars.

        Central Fund's head office and principal place of business is located at Hallmark Estates, Suite 805, 1323-15th Avenue S.W., Calgary, Alberta, T3C 0X8. Investor inquiries may be directed to The Central Group Alberta Ltd.'s Investor Inquiries Office, 55 Broad Leaf Crescent, P.O. Box 10050, Ancaster, Ontario, L9K 1P2, Telephone: 1-905-648-7878.

PRIOR SALES

        Central Fund issued 11,900,000 Class A Shares at $10.80 per Class A Share, for gross proceeds of $128,520,000, pursuant to a public offering which closed on September 26, 2008. Central Fund issued 12,500,000 Class A Shares at $10.40 per Class A Share, for gross proceeds of $130,000,000, pursuant to a public offering which closed on February 3, 2009. Central Fund issued 20,000,000 Class A Shares at $10.50 per Class A Share, for gross proceeds of $210,000,000, pursuant to a further public offering which closed on April 16, 2009. Central Fund issued 11,040,000 Class A Shares at $11.90 per Class A Share, for gross proceeds of $131,376,000, pursuant to a further public offering which closed on August 13, 2009. In each case, the Class A Shares were sold pursuant to a public offering through Central Fund's underwriter, CIBC World Markets Inc. The underwritten price on each offering was non-dilutive to the net asset value of the Class A Shares owned by the existing shareholders of Central Fund prior to the issue of such Class A Shares since the underwritten price on each offering incorporated a sufficient net asset value premium to more than offset all of the expenses and underwriter's commission associated with each such offering. The bulk of the net proceeds of each such offering was used to purchase physical gold and silver bullion, in keeping with the policies established by the Board of Directors of the Company.

        The capital raised by each offering assisted in reducing the expense ratio in favour of all shareholders of Central Fund.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

        The authorized capital of the Company consists of an unlimited number of Class A Shares without nominal or par value and 50,000 common shares without nominal or par value. As at September 4, 2009, there were 196,007,713 Class A Shares and 40,000 common shares outstanding. The rights, privileges, restrictions and conditions attaching to the Class A Shares and the common shares are summarized below.

  Class A Shares

        Notice of Meetings.    Holders of Class A Shares are entitled to notice of and to attend all meetings of shareholders. They are not entitled to vote at any meetings of shareholders of Central Fund except as provided for by law and with respect to those matters set out in the articles of the Company, the majority of which matters are described below.

        Certain Voting Rights.    So long as any Class A Shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Shares duly called for that purpose:

  (i)
  approve any change in the minimum amount of Central Fund's assets which must be invested in gold and silver related investments as required by its articles. This minimum amount is currently set at 75% of the market value of the non-cash net assets of Central Fund;

  (ii)
  approve any change in the restrictions on the investments which Central Fund is permitted to make;

  (iii)
  issue more than an additional 10,000 common shares;

  (iv)
  create any class of shares ranking in preference or priority to the Class A Shares;

  (v)
  create any class of shares ranking as to dividends in preference to or on a parity with the common shares;

  (vi)
  consolidate or subdivide the common shares, except where the Class A Shares are consolidated or subdivided on the same basis;

  (vii)
  reclassify any shares into Class A Shares or common shares; or

  (viii)
  provide to the holders of any other class of shares the right to convert into Class A Shares or common shares.

        In addition, so long as any of the Class A Shares are outstanding, Central Fund shall not, without the prior approval of the holders thereof given by the affirmative vote of a majority of the votes cast at a meeting of the holders of the Class A Shares duly called for that purpose, appoint any person, firm or corporation to replace the Administrator (or any duly authorized replacement of the Administrator) or to perform generally the duties and responsibilities of the Administrator under the Administration Agreement.

        Dividends.    The Class A Shares are entitled to receive a preferential non-cumulative dividend of $0.01 per share per annum and thereafter to participate pro rata in any further dividends with the common shares on a share-for-share basis.

        Purchase for Cancellation of Class A Shares.    Central Fund may, at any time or times, subject to applicable regulatory requirements, purchase for cancellation in the open market, or by invitation for tenders to all holders, all or any part of the Class A Shares then outstanding at the market price or lowest tender price per Class A Share, as the case may be.

        Rights on Liquidation.    In the event of the liquidation, dissolution or winding-up of Central Fund, the holders of Class A Shares are entitled to receive $3.00 per share together with any declared and unpaid dividends thereon, calculated to the date of payment before any amount is paid or any assets of Central Fund are distributed to the holders of common shares or any shares ranking junior to the Class A Shares. The holders of Class A Shares are entitled to participate pro rata in any further distributions of the assets of Central Fund with the holders of the then outstanding common shares on a share-for-share basis.

        Redemption.    Any holder of Class A Shares is entitled, upon 90 days' notice, to require Central Fund to redeem on the last day of any of Central Fund's fiscal quarters, all or any of the Class A Shares which that person then owns. The retraction price per Class A Share shall be 80% of the net asset value per Class A Share as of the date on which such Class A Shares are redeemed. The articles of Central Fund provide for the suspension of redemptions during specified unusual circumstances, such as suspensions of normal trading on certain stock exchanges or the London bullion market, or to comply with applicable laws and regulations.

  Common Shares

        The common shares entitle the holders to one vote per share at all annual and general meetings of the shareholders. The rights of common shares in respect of dividends and upon liquidation rank secondary to those of the Class A Shares as described above.

TRADING PRICES AND VOLUMES

        The Class A Shares are traded on the TSX under the symbols "CEF.A" (Cdn.$) and "CEF.U" (U.S.$) and on the NYSE Amex under the symbol "CEF". The following table sets out the market price ranges in Canadian dollars per Class A Share and aggregate trading volumes on a monthly basis as reported by the TSX for the 12 month period prior to the date of this Prospectus.

	High (Cdn.$)	Low (Cdn.$)	Volume
2008
September	$13.10	$9.26	4,869,872
October	$13.95	$9.89	4,821,361
November	$12.78	$9.95	1,958,609
December	$13.74	$11.20	2,626,944
2009
January	$14.09	$11.95	2,839,864
February	$15.90	$13.51	4,313,743
March	$15.72	$14.18	3,937,120
April	$15.30	$12.70	5,020,322
May	$13.98	$13.20	2,804,524
June	$14.11	$13.15	2,135,822
July	$13.68	$12.46	1,551,990
August	$13.43	$12.78	1,713,582
September 1 to September 4	$14.44	$13.29	526,879

        The following table sets out the market price ranges in U.S. dollars per Class A Share and aggregate trading volumes on a monthly basis as reported by the NYSE Amex for the 12 month period prior to the date of this Prospectus.

	High (U.S.$)	Low (U.S.$)	Volume
2008
September	$12.70	$8.57	41,519,404
October	$12.29	$8.00	36,225,342
November	$10.27	$8.01	13,358,727
December	$11.23	$8.70	17,797,568
2009
January	$11.60	$9.87	20,368,709
February	$12.73	$10.80	32,613,213
March	$12.68	$11.10	28,950,357
April	$12.08	$10.45	29,791,794
May	$12.84	$11.24	18,318,593
June	$12.81	$11.60	22,494,865
July	$12.05	$11.00	14,120,630
August	$12.35	$11.60	19,909,180
September 1 to September 4	$13.09	$12.05	5,540,336

        On September 4, 2009, the closing prices were Cdn.$14.05 per Class A Share on the TSX and U.S.$12.93 per Class A Share on the NYSE Amex.

 PLAN OF DISTRIBUTION

        The Company may sell the Class A Shares: (i) through underwriters or dealers, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents in Canada, the United States and elsewhere where permitted by law, in any case for cash or other consideration. The Class A Shares may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Class A Shares in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary between purchasers and during the period of distribution of the Class A Shares. The Prospectus Supplement for any of the Class A Shares being offered thereby will set forth the terms of the offering of such Class A Shares, including the name or names of underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers or agents. Only underwriters so named in the relevant Prospectus Supplement are deemed to be underwriters in connection with the Class A Shares offered thereby.

        If underwriters are used in the sale, the Class A Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Class A Shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Class A Shares offered by the Prospectus Supplement if any of such Class A Shares are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

        In connection with any offering of the Class A Shares, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Class A Shares at a level above that which might otherwise prevail in the open market. An over-allotment, if any, involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may cause the price of the Class A Shares sold in an offering to be higher then they would otherwise be. The size of the over-allotment, if any, is not known at this time. Such transactions, if commenced, may be discontinued any time.

        The Class A Shares may also be sold directly by the Company at such prices and upon such terms as are agreed to by the Company and the purchaser or through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Class A Shares in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in a Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

        Underwriters, dealers and agents who participate in the distribution of the Class A Shares may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        Pursuant to an Underwriting Agreement dated August 6, 2009 between the Company and CIBC World Markets Inc. as underwriter, the Company agreed that, for a period of 90 days following the closing of the offering on August 13, 2009, it will not sell, offer to sell, announce any intention to sell or enter into any agreement to sell any equity securities of the Company or any other securities convertible into equity securities of the Company without the prior written consent of CIBC World Markets Inc., acting reasonably.

        This Prospectus is being filed concurrently in all of the provinces and territories of Canada (other than the Province of Québec) and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law and the filing of a Prospectus Supplement, the Class A Shares may be offered outside Canada and the United States.

 USE OF PROCEEDS

  Principal Purposes

        The Class A Shares will be issued from time to time at the discretion of the Company with an aggregate offering amount not to exceed U.S.$1,000,000,000. The net proceeds derived from the issue of the Class A Shares under any Prospectus Supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the Class A Shares issued under any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Company will use substantially all of such net proceeds from the Offering to purchase gold and silver bullion in a ratio of approximately 50 ounces of silver for every one fine ounce of gold, in keeping with the policies established by the Board of Directors of the Company. The balance of the net proceeds will be used by the Company for general working capital purposes.

  Objectives and Milestones

        The Company's only activity is the acquisition, securing and holding of gold and silver bullion in order to provide a convenient, low-cost investment alternative to investors. The Company's short-term objective is to complete the Offering under this Prospectus within the next 25-month period.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Fraser Milner Casgrain LLP, Canadian counsel to the Company, the following is a summary as at the date hereof of the principal Canadian federal income tax considerations generally applicable to a person who acquires Class A Shares pursuant to this short form prospectus, and who at all relevant times, within the meaning of the Tax Act, deals at arm's length with, and is not affiliated with the Company and holds the Class A Shares as capital property. The Class A Shares will generally be considered to be capital property to a holder unless the holder either holds such Class A Shares in the course of carrying on a business or has acquired such Class A Shares in a transaction or transactions considered to be an adventure in the nature of trade. In particular, this summary is not applicable to holders (i) who are "principal-business corporations" within the meaning of subsection 66(15) of the Tax Act, (ii) who are "financial institutions" as defined in the Tax Act for purposes of the mark-to-market provisions of the Tax Act, (iii) who are "specified financial institutions" for purposes of the Tax Act, (iv) an interest in which is a "tax shelter investment" within the meaning of section 143.2 of the Tax Act, or (v) who have elected to determine their Canadian tax results in a "functional currency" as defined in the Tax Act.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

        This summary is based upon the facts set out in this short form prospectus, and an officer's certificate provided to counsel by the Company, the provisions of the Tax Act in force on the date hereof, the regulations enacted pursuant thereto, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action or changes in the administrative practices of the Canada Revenue Agency, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Class A Shares, including dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise. In computing a holder's liability for tax under the Tax Act, any cash amounts received by a holder in United States dollars must be converted into the Canadian dollar equivalent at the time such amounts are received, and the amount of any non-cash consideration received by a holder must be expressed in Canadian dollars at the time such consideration is received.

  Tax Status of the Company

        Based upon a certificate of an officer of the Company provided to counsel, the Company qualifies as a "mutual fund corporation" as defined in the Tax Act. The Company has advised counsel that it intends to continue to qualify as a mutual fund corporation throughout each taxation year in which Class A Shares remain outstanding.

        The income of the Company, other than taxable dividends, if any, received from taxable Canadian corporations, will generally be subject to tax at normal corporate rates. The taxable portion of capital gains (net of the allowable portion of capital losses) realized by the Company will be included in income but the taxes paid thereon by the Company will be refundable on a formula basis when shares of the Company are redeemed or when the Company pays "capital gains dividends". The Canada Revenue Agency has expressed the opinion that gains (or losses) of mutual funds resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. The Company will be subject to tax at the rate of 33 1/3% under Part IV of the Tax Act on taxable dividends received by it from taxable Canadian corporations which will be refunded to the Company on the basis of $1 for each $3 of taxable dividends paid by the Company to shareholders.

  Shareholders Resident In Canada

        The following portion of this summary is applicable to a holder of Class A Shares who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times. Certain of such persons to whom a Class A Share might not constitute capital property may elect, in certain circumstances, to have such property and all other "Canadian securities" as defined in the Tax Act, held by the holder, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

  Acquisition of Class A Shares

        The cost to a holder of Class A Shares must be averaged with the adjusted cost base of all other Class A Shares held by that holder as capital property, for the purposes of calculating taxable capital gains or allowable capital losses on subsequent dispositions of Class A Shares.

  Dividends

        Dividends (including deemed dividends but not capital gains dividends as described below) received on the Class A Shares will be included in computing the recipient's income for tax purposes and such dividends received by an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. It is expected that dividends received on the Class A Shares will be "eligible dividends" as defined in the Tax Act; however there can be no assurance in this regard.

        A holder that is a corporation will include dividends (including deemed dividends but not capital gains dividends as described below) in computing its income and generally will be entitled to deduct the amount of such dividends when calculating its taxable income under the Tax Act. A shareholder that is a "private corporation", as defined in the Tax Act, or a "subject corporation", as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Class A Shares to the extent that such dividends are deductible in computing the holder's taxable income.

        The Company is entitled to make distributions to shareholders of realized capital gains by way of "capital gains dividends". To the extent that the Company has realized capital gains to distribute and provided appropriate elections are made by the Company, "capital gains dividends" received by a holder on Class A Shares will be taxable as a capital gain of the holder and not as a dividend.

        The Company has historically paid only nominal dividends on Class A Shares.

  Disposition of Class A Shares

        A holder who disposes of or is deemed to dispose of Class A Shares (either on redemption by the Company or otherwise) will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of such Class A Shares to the holder thereof plus any reasonable costs of disposition. If the holder of Class A Shares is a corporation, any capital loss realized may be reduced by the amount of any dividends, including deemed dividends, which have been previously received on such shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or beneficiary of a trust that owns Class A Shares and may also apply where a partnership or trust is a member of a partnership or a beneficiary of a trust that owns Class A Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

        Generally, one-half of any such capital gain ("taxable capital gain") will be included in computing the holder's income as a taxable capital gain and one-half of any such loss ("allowable capital loss") may be deducted from his or her taxable capital gains in accordance with the rules contained in the Tax Act. Allowable capital losses in excess of taxable capital gains of the holder for that year may generally be carried back three years and carried forward indefinitely for deduction against taxable capital gains realized in those years to the extent and under the circumstances specified in the Tax Act.

        Individuals and certain trusts are subject to an alternative minimum tax under the Tax Act. Such a liability may arise because of realized capital gains (including capital gain dividends received).

        A holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains.

  Shareholders Not Resident In Canada

        The following portion of this summary is applicable to a holder of Class A Shares who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not resident nor deemed to be resident in Canada at all relevant times and does not use or hold, and is not deemed to use or hold, Class A Shares in connection with carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

  Dividends

        Dividends paid or credited and deemed to be paid or credited on the Class A Shares to non-residents of Canada will be subject to a non-resident withholding tax under the Tax Act at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. For example, for a holder who is a resident of the United States, as defined in the Canada-U.S. Income Tax Convention (the "Treaty"), the rate of such withholding tax is generally reduced to 15% (5% if the beneficial owner of the dividend is a company which owns at least 10% of the voting stock of the Company). It should be noted that the Treaty includes a Limitation on Benefits provision which may limit a U.S. resident's entitlement to benefits under the Treaty.

        Generally, capital gains dividends payable by the Company should not be subject to non-resident withholding tax. As discussed above under "Shareholders Resident in Canada — Dividends" to the extent that the Company has realized capital gains to distribute, the Company has advised counsel that it intends to make the appropriate elections to the extent permitted.

        The Tax Act imposes a withholding tax on the payment of capital gains dividends to a non-resident of Canada by a mutual fund corporation that has realized capital gains on the disposition of "taxable Canadian property" as defined in the Tax Act. Based on a certificate of an officer of the Company that the Company does not currently hold, nor does it intend to hold, taxable Canadian property, withholding tax should not apply to dividends paid to a non-resident holder of Class A Shares.

  Dispositions of Class A Shares

        A non-resident holder of Class A Shares will not be subject to tax under the Tax Act on any capital gain realized on a disposition of such shares unless such shares constitute "taxable Canadian property" and are not "treaty-protected property" as defined in the Tax Act to the holder. A non-resident holder's capital gain (or capital loss) in respect of Class A Shares that constitute taxable Canadian property (other than "treaty-protected property") will be equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base of the Class A Shares to the non-resident holder plus any reasonable costs of disposition. In general, the non-resident holder will be required to include one-half of any resulting capital gain (a "taxable capital gain") in income, and will be entitled to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition from the disposition of taxable Canadian property. Capital losses arising from the disposition of "treaty-protected property" may not be taken into account in computing taxable income of a non-resident holder. "Treaty-protected property" generally includes property where any income or gain of a holder from the disposition of such property in the year would, because of an applicable income tax treaty or convention, be exempt from Canadian tax.

        A Class A Share will constitute taxable Canadian property to a non-resident holder if, at any time during the five-year period immediately preceding the disposition, the non-resident, either alone or together with persons with whom the non-resident did not deal at arm's length, owned 25% or more of the shares of any class or series of the Company. The Class A Shares may also be deemed to be taxable Canadian property in certain other circumstances, including where the holder elected to have them treated as taxable Canadian property upon ceasing to be a resident of Canada.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Dorsey & Whitney LLP, United States legal counsel to the Company, the following is a summary of certain material United States federal income tax considerations relevant to United States Persons (as defined below) that acquire Class A Shares pursuant to this Prospectus. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, judicial decisions, and the administrative rules, practices and interpretations of law of the Internal Revenue Service ("IRS"), all as in effect on the date of this Prospectus, and all of which are subject to change, possibly with retroactive effect.

        For purposes of this summary, a "United States Person" means (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state in the United States or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if either (a) such trust has validly elected to be treated as a United States person for United States federal income tax purposes or (b) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust.

        This summary is only a general discussion and is not intended to be, and should not be construed to be, legal or United States federal income tax advice to any United States Person. In addition, this summary does not discuss all aspects of United States federal income taxation that may be relevant to a United States Person in light of such United States Person's particular circumstances. No ruling from the IRS has been requested, or will be obtained, regarding the United States federal income tax consequences to United States Persons of the ownership or disposition of Class A Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the United States courts could disagree with one or more of the positions taken in this summary. Moreover, this summary does not include any discussion of United States state or local, United States federal estate or gift, alternative minimum tax or foreign tax consequences.

        This summary does not discuss the United States federal income tax consequences to United States Persons that are subject to special treatment under the Code (for example, United States Persons (i) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

(ii) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) that are dealers in securities or currencies or that are traders in securities that elect to apply a mark-to-market accounting method; (iv) that have a "functional currency" other than the United States dollar; (v) that own Class A Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) that hold Class A Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (vii) that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of the Company). The summary below also does not address the consequences of owning Class A Shares to United States Persons who are United States expatriates or former long-term residents of the United States subject to Section 877 of the Code. United States Persons and others that are subject to special provisions under the Code, including United States Persons described immediately above, should consult a tax advisor regarding the United States federal income tax consequences arising from and relating to the ownership of Class A Shares.

        The United States federal income tax consequences of the ownership and disposition of the Class A Shares are very complex and, in certain cases, uncertain or potentially unfavorable to United States Persons. Accordingly, each United States Person that proposes to acquire or acquires Class A Shares pursuant to this Prospectus is strongly urged to consult his, her or its own tax advisor with respect to the United States federal income, United States state or local, United States federal estate or gift, alternative minimum tax or foreign tax consequences of the ownership and disposition of Class A Shares in light of such United States Person's particular facts and circumstances.

  Sale or Disposition of Class A Shares

        Subject to the passive foreign investment company ("PFIC") rules discussed below, a United States Person generally will recognize gain or loss on the sale or other taxable disposition of Class A Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such United States Person's tax basis in the Class A Shares sold or otherwise disposed of. Amounts received by a United States Person upon the redemption by the Company of Class A Shares will be treated either as a distribution by the Company (See "Distributions on Class A Shares" below) or as a payment in exchange for the Class A Shares, depending on whether and to what extent the redemption reduces the United States Person's percentage ownership interest in the Company. Generally, a redemption will be treated as an exchange of Class A Shares if (taking into account certain constructive ownership rules under Section 318 of the Code) the redemption (a) completely terminates the United States Person's interest in the Company under Section 302(b)(3) of the Code, (b) is "substantially disproportionate" with respect to the United States Person under Section 302(b)(2) of the Code, or (c) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code. Because the Company has been, and expects to continue to be, a PFIC, the special rules discussed below generally will apply to any gain recognized by a United States Person on sales or other taxable dispositions of Class A Shares. See "Passive Foreign Investment Company Treatment", below.

  Distributions on Class A Shares

        Subject to the PFIC rules discussed below, a distribution paid on a Class A Share, including a constructive distribution, generally will be included in gross income of a United States Person as ordinary income (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of the Company's current or accumulated "earnings and profits" (as computed under United States federal income tax rules). To the extent that a distribution paid on the Class A Shares exceeds the "earnings and profits" of the Company, such distribution generally will be treated as a non-taxable return of capital to the extent of the tax basis of the Class A Share and then as gain from the sale or exchange of the Class A Share. Dividends paid on the Class A Shares will not be eligible for the maximum 15% United States federal income tax rate generally applicable to dividends paid by a "qualified foreign corporation" to non-corporate United States Persons if the Company is a PFIC for the Company's taxable year during which it pays a dividend on the Class A Shares, or for the Company's immediately preceding taxable year. In addition, dividends paid on the Class A Shares generally will not be eligible for the deduction for dividends received by corporations. Notwithstanding the discussion above, because the Company has been, and expects to continue to be, a PFIC, the special rules discussed below generally will apply to any distribution paid on the Class A Shares. See "Passive Foreign Investment Company Treatment", below.

  Foreign Currency

        For U.S. federal income tax purposes, the amount received by a United States Person as payment with respect to a distribution on or a disposition of Class A Shares if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is promptly converted into U.S. dollars. If the Canadian dollars are not converted into U.S. dollars on the date of the payment, the United States Person may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

  Passive Foreign Investment Company Treatment

        The Company generally will be a PFIC for United States federal income tax purposes if, for a taxable year, either (i) 75% or more of the gross income of the Company for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has been, and expects to continue to be, a PFIC for United States federal income tax purposes. The United States federal income tax rules applicable to PFICs are very complex and, in certain cases, uncertain. Each United States Person is strongly urged to consult its own tax advisor with respect to the PFIC rules.

        The United States federal income tax consequences to a United States Person that owns (directly or, in certain cases, indirectly) Class A Shares will depend on whether or not a qualified electing fund (a "QEF") election or a mark-to-market election (a "Mark-to-Market Election"), each as described below, is made by such United States Person with respect to the Company.

  Non-Electing Shareholders

        If a QEF election is not made by a United States Person, or is not in effect with respect to the entire period that such United States Person has held the Class A Shares, then, unless such United States Person has made the Mark-to-Market Election, any gain recognized on the sale or other taxable disposition of Class A Shares will be treated as ordinary income realized pro rata over such holding period for such Class A Shares. A United States Person will be required to include as ordinary income in the year of disposition the portion of the gain attributed to such year. In addition, such United States Person's United States federal income tax for the year of disposition will be increased by the sum of (i) the tax computed by using the highest statutory rate applicable to such United States Person for each year (without regard to other income or expenses of such United States Person) on the portion of the gain attributed to years prior to the year of disposition plus (ii) interest on the tax determined under clause (i), at the rate applicable to underpayments of tax, which interest will not be deductible by non-corporate United States Persons, from the due date of the United States federal income tax return (without regard to extensions) for each year described in clause (i) to the due date of the United States federal income tax return (without regard to extensions) for the year of disposition. Under certain proposed Treasury regulations, a "disposition" for this purpose may include, under certain circumstances, transfers at death, gifts, pledges, transfers pursuant to tax-deferred reorganizations and other transactions with respect to which gain ordinarily would not be recognized. Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of Class A Shares if a QEF election was not in effect for the deceased United States Person's entire holding period. Any loss recognized by a United States Person on the disposition of Class A Shares generally will be capital loss. In addition, rules similar to those applicable to dispositions generally will apply to "excess distributions" paid on a Class A Share (i.e., distributions that exceed 125% of the average amount of distributions received on the Class A Share during the preceding three years or, if shorter, during the United States Person's holding period for the Class A Share).

  QEF Election

        A United States Person that owns Class A Shares may elect (assuming that the Company provides such United States Person with certain information) to have the Company treated, with respect to that United States Person, as a QEF. A QEF election must be made by a United States Person before the due date (including extensions) for such United States Person's United States federal income tax return for the taxable year for which the QEF election is made and, once made, will be effective for all subsequent taxable years of such United States Person, unless revoked with the consent of the IRS. (A United States Person that makes a QEF election with respect to the Company is referred to in this summary as an "Electing Shareholder".) The Company now makes, and intends to continue to make, available to Electing Shareholders the PFIC Annual Information Statement currently required by the IRS with respect to a QEF election, which will include information as to the allocation of the Company's "ordinary earnings" and "net capital gains" (each as computed under United States federal income tax rules) among the Class A Shares and as to distributions on such Class A Shares. Such PFIC Annual Information Statement may be used by Electing Shareholders for purposes of complying with the reporting requirements applicable to the QEF election.

        Provided that an Electing Shareholder's QEF election is in effect with respect to the entire holding period for the Class A Shares, any gain or loss recognized by such Electing Shareholder on the sale or other taxable disposition of such Class A Shares generally would be a capital gain or loss. Such capital gain or loss generally would be long-term if such Electing Shareholder had held the Class A Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate United States Persons, long-term capital gain is generally subject to a maximum United States federal income tax rate of 15%. Long-term capital gain from the disposition of collectibles such as gold or silver, however, is subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale of an interest in a PFIC with respect to which a QEF election is in effect, to the extent that such gain is attributable to unrealized appreciation of collectibles held by such PFIC. As no such Treasury regulations have been issued, the 15% maximum tax rate currently should apply to long-term capital gains arising from the sale or other taxable disposition of Class A Shares by an Electing Shareholder. There can be no assurance, however, as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by an Electing Shareholder from the disposition of Class A Shares to the 28% maximum tax rate.

        A United States Person holding Class A Shares with respect to which a QEF election is not in effect for the entire holding period may avoid the adverse ordinary income and interest charge rules described above upon any subsequent disposition of such Class A Shares if such United States Person elects to recognize any gain in such Class A Shares as of the first day in the first year that the QEF election applies to such Class A Shares (a "deemed sale" election). Any gain recognized by a United States Person under such a deemed sale election will, however, be subject to the ordinary income and interest charge rules described above.

        An Electing Shareholder will be required to include currently in gross income such Electing Shareholder's pro rata share of the annual "ordinary earnings" and "net capital gains" (but may not include any net loss) of the Company. Such inclusion will be required whether or not such Electing Shareholder owns Class A Shares for an entire taxable year or at the end of the Company's taxable year. For purposes of determining the amounts includable in income by Electing Shareholders under the QEF rules, the tax bases of the Company's assets, and the "ordinary earnings" and "net capital gains" of the Company, will be computed under United States federal income tax rules. Accordingly, it is anticipated that such tax bases, and such "ordinary earnings" and "net capital gains", will differ from the figures set forth in the Company's financial statements. The amount currently included in income by an Electing Shareholder will be treated as ordinary income to the extent of the Electing Shareholder's pro rata share of the Company's "ordinary earnings" and generally will be treated as long-term capital gain to the extent of such Electing Shareholder's pro rata share of the Company's "net capital gains." The Electing Shareholder will be required to include in income such pro rata share of the "ordinary earnings" and "net capital gains" of the Company, without regard to the amount of cash distributions, if any, received from the Company. Electing Shareholders will be required to pay United States federal income tax currently on such pro rata share of "ordinary earnings" and "net capital gains" of the Company, unless, as described below, an election is made to defer such payment of tax.

        Under these QEF rules, in the event that the Company disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, Electing Shareholders may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from the Company). Historically, the Company has declared and paid a cash distribution of U.S.$0.01 per share (prior to 1996, Cdn.$0.01 per share) on its outstanding Class A Shares. In addition, it is the intention of the Company to distribute to holders of record of Class A Shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A Shares) such that the amount of cash distributions payable to an Electing Shareholder that holds Class A Shares for the entire taxable year of the Company will be at least equal to the product of (i) the Company's "ordinary earnings" and "net capital gains" for such taxable year allocable to such Electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Any such cash distributions (other than certain capital gains dividends) to non-residents of Canada will be subject to Canadian withholding tax. See "Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada". Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States Persons, such cash distributions may not provide an Electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the Electing Shareholder's pro rata share of the Company's "ordinary earnings" and "net capital gains" under the QEF rules.

        An Electing Shareholder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax liability arising from the inclusion in income of the Electing Shareholder's pro rata share of the Company's "ordinary earnings" and "net capital gains" under the QEF rules, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

        If an Electing Shareholder demonstrates to the satisfaction of the IRS that amounts actually distributed on the Class A Shares have been previously included in income under the QEF rules by such Electing Shareholder (or a previous United States Person), such distributions generally will not be taxable. An Electing Shareholder's tax basis in the Class A Shares generally will be increased by any amounts currently included in income under the QEF rules and generally will be decreased by any subsequent distributions from the Company that are treated as non-taxable distributions pursuant to the preceding sentence.

  Mark-to-Market Election

        A United States Person generally may make a Mark-to-Market Election with respect to shares of "marketable stock" of a PFIC. Under the Code and Treasury regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a "qualified exchange or other market". Generally, a "qualified exchange or other market" means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. The Company believes that the Class A Shares are, and expects that the Class A Shares will continue to be, "marketable stock" for purposes of the Mark-to-Market Election rules.

        A United States Person that makes a Mark-to-Market Election would generally be required to report gain or loss annually to the extent of the difference, if any, between (i) the fair market value of the Class A Shares at the end of each taxable year and (ii) the adjusted tax basis of the Class A Shares at the end of each taxable year. Any gain under this computation, and any gain recognized on an actual sale or other taxable disposition of the Class A Shares, generally would be treated as ordinary income. Any loss under this computation, and any loss recognized on an actual sale or other taxable disposition of the Class A Shares, generally would be treated as an ordinary loss to the extent of the cumulative net mark-to-market gain, and thereafter would be considered capital loss. The United States Person's adjusted tax basis in the Class A Shares generally would be adjusted for any gain or loss taken into account under the Mark-to-Market Election.

        Unless either (i) the Mark-to-Market Election is made as of the beginning of the United States Person's holding period for the Class A Shares or (ii) a QEF election has been in effect for such United States Person's entire holding period for the Class A Shares, any mark-to-market gain for the election year generally will be subject to the ordinary income and interest charge rules described above.

  United States Foreign Tax Credit

        Subject to complex limitations set forth in the Code, United States Persons may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from distributions paid on the Class A Shares. For purposes of applying the limitations set forth in the Code, dividends paid on the Class A Shares generally will constitute "foreign source" income and generally will be categorized as "passive category income". Gain from the sale or other disposition of the Class A Shares generally will constitute "United States source" income for foreign tax credit purposes unless the gain is subject to tax in Canada and is resourced as "foreign source" under the Treaty and the United States Person elects to treat such gains as "foreign source." United States Persons that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld. Each United States Person is strongly urged to consult his, her or its own tax advisor with respect to the foreign tax credit rules.

  Information Reporting and Backup Withholding

        Payments to a United States Person made within the United States, or by a United States payor or United States middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Class A Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a United States Person fails to furnish its correct United States taxpayer identification number, and to make certain certifications, or otherwise fails to establish an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Person generally may be refunded (or credited against such United States Person's United States federal income tax liability, if any) provided the required information is furnished to the IRS. Each United States Person should consult his, her or its own tax advisor regarding the backup withholding rules.

ERISA AND RELATED CONSIDERATIONS

        The Employee Retirement Income Security Act of 1974 ("ERISA") and/or section 4975 of the Code impose certain requirements on employee benefit plans and certain other plans and arrangements, including individual retirement accounts and annuities, Keogh plans, and certain collective investment funds or insurance company general or separate accounts in which such plans or arrangements are invested, that are subject to ERISA and/or the Code (collectively, "Plans"), and on persons who are fiduciaries with respect to the investment of assets treated as "plan assets" of a Plan. Government plans and some church plans are not subject to the fiduciary responsibility provisions of ERISA or the provisions of section 4975 of the Code, but may be subject to substantially similar rules under state or other federal law.

        In contemplating an investment of a portion of Plan assets in the Class A Shares, the Plan fiduciary responsible for making such investment should carefully consider, taking into account the facts and circumstances of the Plan, the risk factors discussed below and whether such investment is consistent with its fiduciary responsibilities, including, but not limited to: (1) whether the fiduciary has the authority to make the investment under the appropriate governing plan instrument; (2) whether the investment would constitute a direct or indirect non-exempt prohibited transaction with a party in interest; (3) the Plan's funding objectives; and (4) whether under the general fiduciary standards of investment prudence and diversification such investment is appropriate for the Plan, taking into account the overall investment policy of the Plan, the composition of the Plan's investment portfolio and the Plan's need for sufficient liquidity to pay benefits when due.

        A regulation issued under ERISA (the "Plan Assets Regulation") contains rules for determining when an investment by a Plan in an equity interest of an entity such as Central Fund will result in the underlying assets of the entity being deemed to constitute plan assets. Those rules provide that assets of the entity will not be deemed to constitute plan assets of a Plan which purchases an equity interest in the entity if certain exceptions apply, one of which is that the equity interest purchased is a "publicly-offered security" (the "Publicly-Offered Security Exception").

        The Publicly-Offered Security Exception applies if the equity interest is a security that is (1) "freely transferable"; (2) part of a class of securities that is "widely held"; and (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the U.S. Exchange Act, or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and the class of which such security is a part is registered under the U.S. Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred. The Plan Assets Regulation states that the determination of whether a security is "freely transferable" is to be made based on all relevant facts and circumstances. Under the Plan Assets Regulation, a class of securities is "widely held" only if it is of a class of securities owned by 100 or more investors independent of the issuer and of each other. A class of securities will not fail to be widely held solely because subsequent to the initial offering the number of independent investors falls below 100 as a result of events beyond the issuer's control.

        It is anticipated that the Publicly-Offered Security Exception will be satisfied with respect to the Class A Shares. The Class A Shares are being sold only as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933, and the Class A Shares will be registered under the U.S. Exchange Act. Also, the Class A Shares are not subject to transfer restrictions. Finally, it is anticipated that, immediately after the Offering, the Class A Shares will be owned by substantially in excess of 100 investors independent of Central Fund as well as of each other.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        The Company is governed by the Business Corporations Act (Alberta). All of the Company's assets are located in Canada and, as such, are outside of the United States, and all of its directors and officers, as well as certain of the experts named in this Prospectus, are residents of Canada or other jurisdictions outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

        In addition, the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws is unclear.

RISK FACTORS

        Prospective investors should carefully consider the following factors relating to Central Fund before deciding whether to purchase the Class A Shares.

  Gold and Silver Price Volatility

        Central Fund's affairs almost entirely involve buying and holding pure gold and silver bullion. Therefore, the principal factors affecting the price of the Class A Shares are factors which affect the prices of gold and silver. Central Fund's gold and silver bullion assets are tradeable internationally and are denominated in

U.S. dollars. As at September 4, 2009, Central Fund's assets were invested in 53.8% gold bullion, 43.4% silver bullion and 2.8% cash and other working capital.

        The Company does not engage in any borrowing, leasing, lending or hedging activities involving its assets. Accordingly, the price of the Class A Shares will depend on, and typically fluctuate with, the price fluctuations of gold and silver.

        The prices of gold and silver may be affected at any time by various unpredictable international, economic, monetary and political factors including:

  •
  global gold and silver supply and demand, which is influenced by such factors as: (i) forward selling by gold and silver producers; (ii) purchases made by gold and silver producers to unwind gold and silver hedge positions; (iii) central bank purchases and sales; and (iv) production and cost levels in major gold-and-silver-producing countries;

  •
  investors' expectations with respect to the rate of inflation;

  •
  exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold and silver is generally quoted;

  •
  interest rate volatility; and

  •
  unexpected global, or regional, political or economic incidents.

        Changing tax, royalty and land and mineral rights ownership and leasing regulations under different political regimes can impact market functions and expectations for future gold and silver supply. This can impact both gold and silver mining shares, and the relative prices of other commodities, which can also be competitive factors that impact investor decisions with respect to investing in gold and silver and in the Class A Shares.

  Foreign Exchange Rates

        Central Fund maintains its accounting records, purchases gold and silver and reports its financial position and results in U.S. currency. However, certain of Central Fund's expenses are paid, and the Class A Shares trade on the TSX, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Central Fund's control, there can be no assurance that such fluctuations will not have an effect on Central Fund, its net asset value or on the trading price of the Class A Shares.

  Uninsured and Underinsured Losses

        All of the gold and silver bullion owned by Central Fund is stored on an unencumbered and allocated basis in the treasury vaults of the Canadian Imperial Bank of Commerce (the "Bank") in segregated safekeeping. The Bank maintains insurance with regard to its business and bullion storage on such terms and conditions as it considers appropriate. There can be no assurance that such insurance will be sufficient to cover losses that could be incurred by the Bank or Central Fund.

  Net Asset Value

        The net asset value of Central Fund's gold and silver assets is based on the spot price reported for gold and silver bullion, respectively. Accordingly, the market value of the Class A Shares may, at any time, be greater or less than the realizable value of the underlying assets, being primarily the gold, silver and cash owned by Central Fund. Central Fund has no control over the factors that affect the value of the gold and silver bullion held by Central Fund, including factors that affect gold and silver prices generally such as general economic and political conditions and fluctuations in interest rates, and factors unique to the gold or silver industry.

  Price Volatility of Other Commodities

        Central Fund's affairs may be affected to a limited extent by the price of other commodities which may be viewed by investors as competitively priced or as an alternative to investing in gold and silver related investments.

  Canadian Federal Income Tax Considerations

        If Central Fund were to cease to qualify as a "mutual fund corporation" under the Tax Act, the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

        There can be no assurance that Canadian federal income tax laws and the administrative and assessing practices of the Canada Revenue Agency respecting the treatment of mutual fund corporations and the tax applicable to gains and losses will not be further changed or interpreted in a manner which adversely affects Class A holders.

  United States Federal Income Tax Considerations

        The Company has been, and expects to continue to be a PFIC for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A Shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States Persons. See "United States Federal Income Tax Considerations". Under current law, a non-corporate United States Person who has in effect a valid election to treat the Company as a QEF, as described under "United States Federal Income Tax Considerations — QEF Election" should be eligible for the 15% maximum United States federal income tax rate on a sale or other taxable disposition of Company Shares, if such shares have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate United States Person of an interest in a PFIC with respect to which a QEF Election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States Person that has made a QEF election on a disposition of Company Shares to the 28% rate. U.S. Holders should be aware that if they purchase Class A Shares and make a QEF Election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Company Shares. U.S. Holders should consult their tax advisors regarding the implications of making a QEF Election with respect to the Company.

        EACH UNITED STATES PERSON THAT ACQUIRES CLASS A SHARES, WHETHER FROM THE COMPANY OR IN THE SECONDARY MARKET, IS STRONGLY URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR.

  Possible Adverse Effect of Substantial Official Sector Gold Sales

        The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise mobilized in the open market. A number of central banks have sold portions of their gold reserves in recent years, with the result being that the official sector, taken as a whole, has been a net supplier of gold to the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold could decline which may adversely affect an investment in the Class A Shares.

  Loss, Damage or Restriction on Access to Gold and Silver

        There is a risk that part or all of Central Fund's gold and silver bullion could be lost, damaged or stolen, notwithstanding the handling of deliveries of bullion by and storage of bullion in the treasury vaults of a Canadian bank. Also, access to Central Fund's gold and silver bullion could be restricted by natural events or human actions. Any of these events may adversely affect the assets of Central Fund and, consequently, an investment in the Class A Shares.

  Investment Eligibility

        The board of directors intend that the Class A Shares will be qualified investments under the Tax Act for Plans. However, there can be no assurance for the future that the Class A Shares will continue to be qualified investments for Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments.

  Regulatory Changes

        Central Fund may be affected by changes in regulatory requirements, customs duties and other taxes. Such changes could, depending on their nature, benefit or adversely affect Central Fund and its shareholders.

  Competition

        An investment in the Class A Shares may be adversely affected by competition from other methods of investing in gold and silver. The Company may be regarded as competing with other financial vehicles, including traditional debt and equity securities issued by companies in the precious metals industry; other securities backed by or linked to gold or silver; direct investments in gold or silver and open-end or closed-end investment vehicles. Market and financial conditions, and other conditions beyond the Company's control, may make it more attractive to invest in other financial vehicles or to invest in gold or silver bullion directly, which could occasionally reduce the marketability for the Class A Shares.

  Conflict of Interest

        The Directors and Senior Officers of Central Fund may provide advisory and other services to other entities and parties. The Directors and Senior Officers of Central Fund have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect of the affairs of Central Fund, as they arise from time to time.

  Delivery of Silver and Gold Bullion

        In accordance with industry standards, there is a delay between the time of acquisition of the bullion purchased by the Company out of the proceeds of the Offering and the time of actual delivery of such bullion, due to factors beyond the Company's control.

LEGAL MATTERS

        Certain legal matters in connection with the Offering will be passed upon by Fraser Milner Casgrain LLP and Dorsey & Whitney LLP on behalf of the Company. John S. Elder, Q.C., a Counsel to Fraser Milner Casgrain LLP, is an officer and director of the Company.

        As at September 4, 2009, the partners and associates of Fraser Milner Casgrain LLP and Dorsey & Whitney LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Class A Shares and common shares of the Company.

 AUDITORS, TRANSFER AGENTS AND REGISTRARS

        Central Fund's auditors are Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario.

        The registrar and transfer agent for the Class A Shares of the Company in Canada is CIBC Mellon Trust Company at its principal offices in Calgary, Montreal, Toronto and Vancouver. The registrar and transfer agent for such Class A Shares of the Company in the United States is Mellon Investor Services LLC at its principal offices in Jersey City and Pittsburgh.

EXPERTS

        The Audited Financial Statements incorporated by reference into this Prospectus and included in the U.S. registration statement of which this Prospectus forms a part, have been included in reliance upon the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

        Ernst & Young LLP is independent in accordance with the auditor's rules of professional conduct in each applicable jurisdiction. Ernst & Young LLP has complied with the SEC's rules on auditor independence.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents referred to in this Prospectus have been filed with the SEC as part of the U.S. registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consent of Ernst & Young LLP; (iii) consent of Fraser Milner Casgrain LLP; (iv) consent of Dorsey & Whitney LLP; and (v) powers of attorney from directors and officers of the Company.

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We have read the short form base shelf prospectus of Central Fund of Canada Limited (the "Company") dated September 8, 2009 relating to the issue and sale of up to U.S.$1,000,000,000 of non-voting, fully participating Class A Shares of the Company. We have complied with Canadian generally accepted auditing standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Shareholders of the Company on the Statements of Net Assets of the Company as at October 31, 2008 and 2007 and the Statements of Income (Loss), Changes in Net Assets and Shareholders' Equity for each of the years in the three year period ended October 31, 2008. Our report is dated December 15, 2008.

Toronto, Canada	(Signed) ERNST & YOUNG LLP
September 8, 2009	Chartered Accountants Licensed Public Accountants

QuickLinks

TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
ELIGIBILITY FOR INVESTMENT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
SUMMARY DESCRIPTION OF THE COMPANY
SHARE CAPITAL OF THE COMPANY
PLAN OF DISTRIBUTION
USE OF PROCEEDS
INCOME TAX CONSIDERATIONS
ERISA AND RELATED CONSIDERATIONS
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
RISK FACTORS
LEGAL MATTERS
AUDITORS, TRANSFER AGENTS AND REGISTRARS
EXPERTS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TABLE OF CONTENTS
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
ELIGIBILITY FOR INVESTMENT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
SUMMARY DESCRIPTION OF THE COMPANY
PRIOR SALES
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
TRADING PRICES AND VOLUMES
PLAN OF DISTRIBUTION
USE OF PROCEEDS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
ERISA AND RELATED CONSIDERATIONS
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES
RISK FACTORS
LEGAL MATTERS
AUDITORS, TRANSFER AGENTS AND REGISTRARS
EXPERTS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM